November 27, 2017 VIA EDGAR

Sandra B. Hunter, Staff Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Hilton Grand Vacations Borrower LLC

Hilton Grand Vacations Borrower Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-221194

Dear Ms. Hunter:

On behalf of Hilton Grand Vacations Borrower LLC (“HGV Borrower LLC”) and Hilton Grand Vacations Borrower Inc. (“HGV Borrower Inc.” and, together with HGV Borrower LLC, the “HGV Borrowers”), enclosed herewith is Amendment No. 1 (the “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2017, to HGV Borrowers’ Registration Statement on Form S-4, File No. 333-221194, as originally filed with the SEC on October 27, 2017 (the “Initial Registration Statement” and, together with the Amendment, the “Registration Statement”). HGV Borrowers have amended the Initial Registration Statement in response to the oral comments communicated from the staff of the SEC (the “Staff”) to the undersigned, and the follow-up discussions between the Staff and the undersigned related thereto. The response in this letter is based on representations made by HGV Borrowers to Womble Bond Dickinson (US) LLP for the purpose of preparing this letter.

For your convenience, three courtesy copies of this letter and the Amendment, which has been marked to show the changes from the Initial Registration statement, are also being delivered to Ms. Sandra B. Hunter.

For ease of review, we have set forth the transcript of the oral comment from the Staff and HGV Borrowers’ response thereto.

1.	Please provide the separate item requirements under Form S-4 for Hilton Grand Vacations Borrower Inc. and Hilton Grand Vacations Borrower LLC, such as the business section, or tell us why you were not required to do so.

Womble Bond Dickinson (US) LLP is a member of Womble Bond Dickinson (International) Limited, which consists of independent and autonomous law firms providing services in the US, the UK, and elsewhere around the world. Each Womble Bond Dickinson entity is a separate legal entity and is not responsible for the acts or omissions of, nor can bind or obligate, another Womble Bond Dickinson entity. Womble Bond Dickinson (International) Limited does not practice law. Please see www.womblebonddickinson.com/us/legal-notice for further details.

November 27, 2017 Page 2

Response: The Registration Statement is a combined registration statement filed by each of HGV Borrowers (Hilton Grand Vacations Borrower Inc. and Hilton Grand Vacations Borrower LLC). Each of the HGV Borrowers was formed by Hilton Grand Vacations Inc., an existing registrant (CIK No. 0001674168) (“HGV”), in 2016 in connection with certain financing transactions, including the offer and sale by each HGV Borrower of the original $300,000,000 aggregate principal amount of 6.125% Senior Notes due 2024 pursuant to a private placement (the “Original Notes”), for which HGV acts as a parent guarantor. The disclosure in the offering memorandum pursuant to which the Original Notes were offered and sold in such private placement also reflected information related to HGV’s business on a consolidated basis, including HGV’s consolidated financial statements, with HGV acting as the parent guarantor. Therefore, the investors in the Original Notes made their investment decision based on the relationship between the HGV Borrowers and HGV and the operations of HGV as a consolidated enterprise. In reliance of the SEC’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), HGV Borrowers are undertaking an offer to exchange all of the Original Notes for $300,000,000 aggregate principal amount of 6.125% Senior Notes due 2024 that are registered pursuant to the Registration Statement (the “Exchange Notes” and together with the Original Notes, the “Notes”). Since its respective formation, each of the HGV Borrowers has been, and continues to be, a 100% owned subsidiary of HGV. In addition, all subsidiary guarantors are ultimately 100% owned by HGV and the guarantees for the Notes are full and unconditional, joint and several.

HGV has no independent operations and has no material assets other than its ownership of 100% of the equity interests in Hilton Grand Vacations Parent LLC, which in turn owns 100% of the equity interests in HGV Borrower LLC. HGV Borrower LLC in turn owns 100% of the equity interests in HGV Borrower Inc. In addition, neither of the HGV Borrowers has any independent operations or any material assets other than HGV Borrower LLC’s ownership of the 100% equity interest in Hilton Resorts Corporation, which is the primary subsidiary through which HGV engages in its business and owns its assets. Accordingly, the Registration Statement reflects information related to HGV as the ultimate parent entity, including its business and other information required by a registration statement on Form S-4, as such information is substantially the same for HGV Borrower LLC and as such information is also the information material to an investment in the Exchange Notes. Further, HGV consolidates the financial position and operating results of all of the subsidiaries included in the financial statements of HGV, including the HGV Borrowers. As a result, the consolidated financial information included in the Registration Statement with respect to HGV is substantially the same as HGV Borrower LLC’s and HGV Borrower Inc.’s financial information, on a consolidated basis, is the information material to an investment in the Exchange Notes, and satisfies the requirements (including footnote disclosure) of Rule 3-10(d) of Regulation S-X. In light of these relationships and ownership structure, we believe that the consolidated financial statements and other information related to HGV included in the Registration Statement are appropriate to be used therein, and we have made revisions to the Registration Statement to clarify these relationships and ownership structure.

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We hope the foregoing is responsive to your comment. Please do not hesitate to contact me by telephone at 202-857-4418 or via email at alex.park@wbd-us.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alexander J. Park

Enclosures

cc:	Thomas Kluck, Branch Chief, the SEC

Charles R. Corbin, EVP and General Counsel, Hilton Grand Vacations Inc.

Allen Klingsick, SVP and CAO, Hilton Grand Vacations Inc.